Exhibit 1.01

Griffon Corporation
2015 Conflict Minerals Report

Introduction

This report for the year ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”) requiring certain SEC registrants to disclose (i) their use of Conflict Minerals (as defined under Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”)), (ii) whether those Conflict Minerals originate from the Covered Countries and (ii) whether the sale of those Conflict Minerals financed or benefited armed groups in the Covered Countries. Conflict Minerals include columbite-tantalite (referred to as coltan), cassiterite, gold, wolframite, and their derivatives, limited to tantalum, tin and tungsten (“3TG”). The Covered Countries for the purposes of the Rule and this Report are the Democratic Republic of Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, “the DRC”).

Overview

This report has been prepared by Griffon Corporation (the “Company” or “Griffon”).

Company and Product Overview

Griffon is a diversified management and holding company that conducts business through wholly-owned subsidiaries. Griffon currently conducts its operations through three business segments: Home & Building Products (“HBP”), Telephonics Corporation (“Telephonics”) and Clopay Plastic Products Company (“PPC”).

•	HBP consists of:
	o	The AMES Companies, Inc. (“AMES”), a global provider of non-powered landscaping products for homeowners and professionals.
	o	Clopay Building Products (“CBP”), a manufacturer and marketer of residential, commercial and industrial garage doors to professional installing dealers and major home center retail chains.
•	Telephonics designs, develops and manufactures high-technology integrated information, communication and sensor system solutions for military and commercial markets worldwide.
•	PPC is an international developer and producer of embossed, laminated and printed specialty plastic films used in a variety of hygienic, health-care and industrial applications.

Reasonable Country of Origin Inquiry (“RCOI”) Process

For 2015, we assessed our suppliers based on (i) the likelihood that the products they supplied to us contain 3TG, and (ii) our annual spend with each of those suppliers, and then determined which suppliers to survey. We conducted our survey of the selected suppliers using the template developed by the Electronic Industry Citizenship Coalition® (“EICC®”) and The Global e-Sustainability Initiative (“GeSI”), known as the Conflict Free Smelter Initiative (“CFSI”) Conflict Minerals Reporting Template (the “Template”). This commonly used Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain. It includes questions regarding a company’s conflict-free policy and engagement with its direct suppliers, and requests a listing of the smelters used by the company and its suppliers. The template also contains questions about the origin of Conflict Minerals included in the company’s products, as well as questions regarding supplier due diligence. Based on our year one supplier responses and current year internal analysis, we determined that our PPC products do not contain 3TG minerals.

i

Due Diligence Process

Governance

Griffon has designed a Conflict Minerals compliance initiative to implement a consistent, company-wide compliance process which includes:

•	Educating our employees and suppliers about Conflict Minerals;

•
Requesting in-scope suppliers to identify which of their products purchased by Griffon contain tin, tungsten, tantalum or gold, and, where applicable, to identify the smelter and the country of origin of these minerals;

•	Supporting the CFSI established by EICC® and GeSI;

•	Preparing for an independent audit of Griffon’s Conflict Minerals approach and process, when required; and

•	Reporting mechanisms for questions and concerns, including a toll-free confidential and anonymous hotline.

Our compliance program has been designed to conform, in all material respects, with the framework in The Organization for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas Second Edition (“OECD Guidance”), and the related supplements for gold and for tin, tantalum and tungsten.

Conflict Minerals Policy

We have adopted a Conflict Minerals policy, which is available on the Griffon website at the following URL: http://ir.griffon.com/phoenix.zhtml?c=86647&p=irol-govHighlights.

Analysis of Supplier Survey Responses

Our RCOI and due diligence performed represent a reasonable inquiry conducted by us in good faith to identify the mine or location of origin. We evaluated each supplier response received against criteria such as completeness of responses in the Template, inconsistencies within the data they reported in the Template and smelter information, based on publicly available information, including a listing of smelters participating in the CFSI’s Conflict-Free Smelter Program “CFSP”. The CFSP identifies smelters and refiners that produce conflict-free materials, verified through third-party audits.

We are unable to determine whether any of the 3TG minerals reported by our suppliers were contained in components or parts supplied to us, or to validate that any of these smelters or refiners are actually in our supply chain. Based on the responses we received, we determined that some of our HBP and Telephonics’ products contain 3TG minerals, the origin of which is undeterminable at this time for the following reasons:

•
The majority of the responses received indicated that the due diligence evaluations conducted by suppliers were not complete, as such, the suppliers are unable to fully respond to our survey request, including all smelter information.

•	Most responses were at a company level, rather than at a specific product level.

•
We received responses from 18 suppliers indicating that their companies source from the DRC. At the time of our analysis, 15% of the DRC-sourced smelters provided by these suppliers have been certified as conflict-free by the CFSP.

See Appendix A for a table of smelter information.

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Other Required Disclosures

Risk Mitigation

We are committed to conducting business in a lawful manner, in compliance with the Rule, and to supporting the reporting requirements of our customers under the Rule. In 2015, we expanded our efforts by:

•	Continuing to support the CFSI established by EICC® and GeSI;

•	Expanding the number of suppliers requested to supply information;

•	Contracting with laboratories to perform elemental analyses of selected products to determine whether they contain 3TG; and

•	Engaging with suppliers to continue to clarify requirements with them and improve the content of supplier responses.

We intend to continue to take these risk mitigation steps in our due diligence process to attempt to obtain more specific information, particularly for suppliers who indicate that they source from the DRC.

Annual Reporting

In accordance with the OECD Guidance and the Rule, this report is available on our website www.griffon.com.

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Appendix A

Standard Smelter Summary as of April 1, 2016

Smelters audited and determined to be compliant with CFSP	212
Other standard smelters	1,249
Total Smelters	1,461

The information compiled in this listing has been reported to us by our 3TG direct suppliers or obtained from a certifying entity, such as CFSI. A compliant smelter is defined by CFSP as smelter that has been audited and certified by a third party to be conflict-free. Standard smelters are those that have been verified to exist as smelting operations.

It is difficult to confirm the accuracy of information that was collected and transmitted through many levels of the supply chain. In many cases, the information was provided to us for all products sold by our suppliers and therefore is not necessarily limited to facilities that have confirmed to contribute necessary 3TG for a Griffon product. None of our suppliers indicated in their responses that they were using minerals from sources known to support conflict. As our due diligence process progresses, our listing may change to reflect improvements in the quality of information provided to us.

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